787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 17, 2008

VIA FEDEX

Mr. Ronald E. Alper

Securities and Exchange Commission

100 F Street NE

Mailstop: 3561

Washington, DC 20549

Re:	Sports Properties Acquisition Corp.

Dear Mr. Alper:

On behalf of Sports Properties Acquisition Corp. (the “Company”), please find enclosed Amendment No. 5 to the Company’s registration statement on Form S-1 (File No. 333-146353). We are filing Amendment No. 5 in order to reflect a small number of investor favorable changes to the terms of the offering agreed to by the Company and the underwriters in response to changes in current market conditions. Set forth below is a summary of such changes and the page numbers on which the disclosure changed.

1.	The total amount placed into the trust account upon consummation of the offering will be equal to $200,000,000, which is 100% of the proceeds of the offering (prospectus cover page, 11, 16, 20, 22, 23, 26, 31, 50, 55, 57, 58, 71, 73, 74, 77, 78 and F-7). In order to increase the amount held in the trust account to $200,000,000, the following two changes were made:

(a)     Medallion Financial Corp. has agreed to purchase an additional 1,000,000 warrants at a price of $1.00 per warrant, for an aggregate purchase price, together with the 5,000,000 warrants that Medallion Financial Corp. and Tony Tavares had previously agreed to purchase, of $6,000,000 (1, 8, 9, 11, 20, 22, 35, 39, 41, 49, 50, 54, 56, 71, 77, 91, 92, 94, 98, 99, 102, 103 and F-10); and

(b)     the underwriters have agreed to defer an additional 0.8125% of their underwriting compensation, resulting in a total deferral of 4.3125% of the total amount raised in the offering, or $8,625,000 (prospectus cover page, 11, 12, 14, 17, 19, 20, 22, 37, 49, 50, 55, 56, 67, 71, 77, 112, F-7 and F-9).

NEW YORK         WASHINGTON, DC         PARIS         LONDON         MILAN         ROME         FRANKFURT         BRUSSELS

Mr. Ronald E. Alper

January 17, 2008

2.	The exercise price for the warrants has been reduced from $7.50 to $7.00 (prospectus cover page, 8, 9 and 99).

The Company has also re-filed a number of exhibits, including the Investment Management Trust Agreement, the Warrant Agreement, the Form of Warrant Subscription Agreement, the Form of Letter Agreement, the Specimen Unit Certificate and the Specimen Warrant Certificate to make conforming changes and correct certain typographical errors. The Company has also filed a currently dated Opinion of Willkie Farr & Gallagher LLP and consent of Weiser LLP.

As previously discussed, the Company and the underwriters would like to price the offering as soon as practicable. We appreciate the staff’s prompt review of the Company’s submission.

Sincerely,

/s/ Jeffrey Letalien

Jeffrey Letalien

Enclosures

cc:	Andrew M. Murstein
William H. Gump
Gregg A. Noel
Thomas J. Ivey